Telephone and Data Systems, Inc.

30 N. LaSalle, Suite 4000

Chicago, IL  60602

312-630-1900

Fax:  312-630-9299

VIA EDGAR

May 31, 2011

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Re:      Telephone and Data Systems, Inc.

            Form 10-K for the Year ended December 31, 2010; and

            Form 10-Q for the Period Ended March 31, 2011

            Filed February 25, 2011 and May 6, 2011, respectively

            File No. 001-14157

Dear Mr. Spirgel:

This letter responds to your letter dated May 17, 2011, to Kenneth R. Meyers, Executive Vice President and Chief Financial Officer, of Telephone and Data Systems, Inc. (“TDS” or “Company”), regarding the Securities and Exchange Commission (“SEC” or “Commission”) Staff’s comments on the above-referenced filings. The Staff’s comments are repeated below and are marked by number to correspond to the comment letter.  References to page numbers below are those in the above-referenced documents as filed.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

Comment 1:

In light of the restatement to the financial information previously included in its Annual Report on Form 10-K for the year ended December 31, 2009, please explain to us why you did not provide the required error correction disclosures and label the prior period financial statements and related information “as restated.”  Also, please have your auditor explain to us why they did not include an explanatory paragraph for the restatement in their report.  See ASC 250-10-50-7 and AU 420.12.

Response 1:

As disclosed in the Company’s Current Report on Form 8-K dated August 5, 2010, the Company did not “restate” its financial statements but rather “revised” them in accordance with Staff Accounting Bulletin No. 108 (“SAB 108”).  As such, the disclosures you refer to were not considered to be necessary.  Also, our auditors have advised us that an explanatory paragraph in their report was not necessary as the revision was not material.

Comment 2:

We note that on August 5, 2010, the Company filed a Current Report on Form 8-K (Items 8.01 and 9.01) to “revise” financial statements and other financial information previously included in its Annual Report on Form 10-K for the year ended December 31, 2009 and Quarterly Report on Form 10-Q for the period ended March 31, 2010.  Please provide us management’s detailed analysis, documenting the consideration given to all relevant quantitative and qualitative factors that formed the basis for its conclusion that the errors were immaterial to each of the affected reporting periods.

Response 2:

As background, the Company first discovered prior period errors relating to transaction taxes while preparing its Form 10-Q for the period ending March 31, 2010.  A materiality assessment in accordance with Staff Accounting Bulletin No. 99 (“SAB 99”) was performed and documented at that time.  Based on that assessment, the Company concluded that restatement of previously issued financial statements was not required, but revision of its previously issued financial statements in accordance with SAB 108 was appropriate.  This pending revision and the impact of the errors on the prior periods were properly disclosed in the Company’s Form 10-Q for the period ending March 31, 2010.

During the second quarter of 2010, the company refined its estimate of the amount of the errors.  As such, an updated SAB 99 analysis was prepared and documented at that time.  It was again concluded that revision, rather than restatement, of its previously issued financial statements was appropriate.  These revised financial statements were filed on Form 8-K on August 5, 2010.

In that regard, we are providing you as supplemental information two contemporaneously-prepared memos (along with related attachments) that supported management’s conclusions in accordance with SAB 99 and SAB 108.  The Company is requesting confidential treatment of such supplemental information and, accordingly, it is not being filed with this letter via EDGAR.  Instead, pursuant to Commission Rule 83 adopted under the Freedom of Information Act (“FOIA”), counsel to the Company is delivering such supplemental information in paper form by FedEx to the attention of Mr. Cascarano with a letter requesting confidential treatment of such information under Rule 83.  The supplemental information and letter have been sent by FedEx to the attention of Mr. Cascarano for delivery on June 1, 2011.  In addition, a copy of such letter is being delivered to the Commission’s Office of FOIA and Privacy Act Operations.

In summary, as detailed in the memos, we did not believe the errors identified were material to the previously issued financial statements on a quantitative or qualitative basis.  Accordingly, we concluded that our previously issued financial statements could continue to be relied upon by investors and that restatement was not required.  Further, although the errors were not material to our full year 2010 results or to the trend in earnings and therefore could have been corrected as an out-of-period adjustment in 2010, following the guidance in SAB 108/Topic 1 N, we elected to revise our previously issued financial statements in a Form 8-K based on our desire to be transparent in our public reporting and disclosures.

In connection with responding to the Staff’s comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s management has reviewed the above responses to the Staff’s comments with the Audit Committee of its Board of Directors and with its independent public accounting firm, PricewaterhouseCoopers, LLP.  If you have any questions, please contact Douglas D. Shuma, Senior Vice President and Controller, at (608) 664-6122, or me at (312) 592-5304.

Sincerely,

Telephone and Data Systems, Inc.

By:	/s/ Kenneth R. Meyers
Kenneth R. Meyers Executive Vice President and Chief Financial Officer

cc:       Douglas D. Shuma